(d)(4)(iii)

May 1, 2015

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:     Management Fee Waiver

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Voya Investments, LLC (“Voya Investments”), the Adviser to Voya Russell™ Large Cap Growth Index Portfolio and Voya Russell™ Large Cap Value Index Portfolio (together, the “Portfolios”), agrees that Voya Investments shall, from May 1, 2015 through May 1, 2016, waive all or a portion of its management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios, excluding acquired fund fees and expenses, of the Portfolios shall be as follows:

Name of Fund	Maximum Operating Expense Ratios (as a percentage of average net assets)
	Adviser Class	Class I	Class S

Voya Russell™ Large Cap Growth Index Portfolio	1.00%	0.50%	0.75%

Voya Russell™ Large Cap Value Index Portfolio	1.00%	0.50%	0.75%

Voya Investments acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

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May 1, 2015

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Agreed and Accepted:
Voya Variable Portfolios, Inc.
(on behalf of the Portfolios)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President